Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 19 DATED FEBRUARY 11, 2022
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of March 1, 2022;
•to disclose the calculation of our January 31, 2022 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
For the month ended January 31, 2022, the Company’s Class I NAV per share increased 0.86% from $30.38 as of December 31, 2021 to $30.64 as of January 31, 2022.1 This increase was driven by the appreciation of our student housing investments, driven partly by strong pre-leasing trends, and continued performance in our healthcare investments.
In January 2022, we acquired a 95% interest in a 100% leased, 378,283 square foot industrial warehouse, located in the Southwest submarket of Columbus, Ohio, for a purchase price of $27.5 million.
March 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2022 (and repurchases as of February 28, 2022) is as follows:

Transaction Price (per share)
Class T	$30.5589
Class S	$30.5589
Class D	$30.5589
Class I	$30.6419
Class E	$31.2230
The March 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 INREIT’s Class T NAV per share increased from $30.30 to $30.56; Class S NAV per share increased from $30.30 to $30.56; Class D NAV per share increased from $30.30 to $30.56; and Class E NAV per share increased from $30.87 to $31.22.

January 31, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2022.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares. The following table provides a breakdown of the major components of our total NAV as of January 31, 2022:

$ in thousands, except share data
Components of NAV	January 31, 2022
Investments in real estate	$522,429
Investments in real estate-related securities	13,465
Investments in unconsolidated entities	139,290
Cash and cash equivalents	21,440
Restricted cash	1,461
Other assets	5,152
Mortgage notes, revolving credit facility and financing obligation, net	(264,310)
Other liabilities	(6,507)
Accrued performance participation allocation	(3,854)
Management fee payable	(56)
Non-controlling interests in joint-ventures	(7,120)
Net asset value	$421,390
Number of outstanding shares of common stock	13,621,811
The following table provides a breakdown of our total NAV and NAV per share by class as of January 31, 2022:

$ in thousands, except share data
NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Total
Net asset value	$10,752	$10,752	$10,752	$11,018	$70,105	$308,011	$421,390
Number of outstanding shares of common stock	351,856	351,856	351,856	359,556	2,245,293	9,961,394	13,621,811
NAV Per Share as of January 31, 2022	$30.5589	$30.5589	$30.5589	$30.6419	$31.2230	$30.9204

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.3%
Office	6.5%	5.3%
Multifamily	6.0%	5.0%
Industrial	5.9%	5.1%
Self-Storage	7.5%	5.3%
Retail	9.1%	8.0%
Student Housing	6.8%	5.0%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	2.0%	2.0%	2.0%	2.0%	1.9%	1.8%	2.0%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(2.0)%	(1.9)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.2%	3.3%	3.3%	3.4%	3.1%	1.7%	3.4%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.9)%	(3.0)%	(3.0)%	(3.0)%	(2.8)%	(1.6)%	(3.0)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 2,101,447 shares of our common stock (consisting of 91 Class T shares, 91 Class S shares, 91 Class D shares, 107,010 Class I shares and 1,994,164 Class E shares) in the primary offering for total proceeds of $61.8 million and (2) 3,662 shares of our common stock (consisting of 502 Class I shares and 3,160 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.1 million. As of January 31, 2022, our aggregate NAV was $421.4 million. We intend to continue selling shares in our public offering on a monthly basis.